      As filed with the Securities and Exchange Commission on June 29, 2001
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                          CARDIAC PATHWAYS CORPORATION
                            (NAME OF SUBJECT COMPANY)

                          CARDIAC PATHWAYS CORPORATION
                      (NAME OF PERSON(s) FILING STATEMENT)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   141408 10 4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               995 BENECIA AVENUE
                               SUNNYVALE, CA 94086
                                 (408) 737-0505
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)


                                   ----------

                               THOMAS M. PRESCOTT
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          CARDIAC PATHWAYS CORPORATION
                               995 BENECIA AVENUE
                               SUNNYVALE, CA 94086
                                 (408) 737-0505
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
        INCLUDING AREA CODE, OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   ----------

                                   Copies to:
                             CHRIS F. FENNELL, ESQ.
                              MICHAEL S. DORF, ESQ.
                           CHRISTIAN E. MONTEGUT, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                               PALO ALTO, CA 94304
                                 (650) 493-9300

                                   ----------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                               CUSTOMER QUESTIONS

1.   Q.   Who will be responsible for servicing our hospital?
     A. You will continue to receive a high level of service during the transition period. Boston Scientific's sales team will support the products you have traditionally purchased from them until after the transaction closes and integration of the two field teams occurs, around November, 2001.

2.   Q.   How do we order products?
     A. We anticipate no change for the foreseeable future. Your hospital should continue to order products from each company as they do now.


3.   Q.   Will Cardiac Pathways be a separate division of Boston Scientific?
     A. No. Over time, Cardiac Pathways will be integrated into the larger EP Technologies division. However, that integration is expected to take up to a year after closing. We will notify you in advance of any changes we make regarding your sales, clinical, or service support. We will also let you know of any changes affecting your hospital, such as order centers. Our goal is to combine these two terrific organizations, providing you with better products and greater customer support.

4.   Q.   I like the Chilli Catheter.  Will there be changes made to it?
     A. We will continue to listen to our customers and enhance our product features as well as develop innovative new products to grow this business.

5.   Q.   Is Boston Scientific going to support your RPM system long term?
     A. Yes. Boston Scientific is very interested in the RPM technology and expects to accelerate the growth of this product.

6.   Q.   Why was the company sold?
     A. Cardiac Pathways and Boston Scientific are a natural fit to provide our customers top quality, highly innovative products that will set the standard for the industry.